xCraft Enterprises, Inc.

Balance Sheet

As of Dec 31, 2025

	TOTAL	
	AS OF DEC 31, 2025	AS OF DEC 31, 2024 (PY)
Assets		
Current Assets		
Bank Accounts	**-$3,874.76**	**$30,644.37**
Accounts Receivable	**$6,986.29**	**$52,965.27**
Other Current Assets	**$32,721.95**	**$553.43**
Total for Current Assets	**$35,833.48**	**$84,163.07**
Fixed Assets	**$55,364.50**	**$67,772.58**
Other Assets	**$0.00**	**$68,007.13**
Total for Assets	**$91,197.98**	**$219,942.78**
Liabilities and Equity		
Liabilities		
Current Liabilities		
Accounts Payable	**$115,628.44**	**$153,092.37**
Credit Cards	**$150,910.02**	**$138,345.51**
Other Current Liabilities	**$378,130.00**	**$723,597.58**
Total for Current Liabilities	**$644,668.46**	**$1,015,035.46**
Long-term Liabilities	**$227,708.16**	**$231,569.04**
Total for Liabilities	**$872,376.62**	**$1,246,604.50**
Equity	**-$781,178.64**	**-$1,026,661.72**
Total for Liabilities and Equity	**$91,197.98**	**$219,942.78**

xCraft Enterprises, Inc.

Profit and Loss

January-December, 2025

	TOTAL	
	JAN 1 - DEC 31 2025	JAN 1 - DEC 31 2024 (PY)
Income	**$178,008.18**	**$504,452.04**
Cost of Goods Sold	**$33,535.60**	**$15,036.09**
Gross Profit	**$144,472.58**	**$489,415.95**
Expenses		
Advertising, Marketing	**$10,177.05**	**$8,952.20**
Auto Insurance	2,351.08	3,934.93
Bank Service Charges	**$1,459.08**	**$710.69**
Fuel	195.69	619.39
Insurance		2,500.00
Interest	**$33,363.96**	**$51,176.39**
Loan Fees- Innovate WA	250.00	
Meals & Entertainment	463.92	2,081.40
Membership Fee	11,313.00	1,728.00
Office Expense	**$7,871.70**	**$15,735.39**
Payroll Expenses		
Taxes	1,695.37	13,683.97
Total for Payroll Expenses	**$1,695.37**	**$13,683.97**
Professional Fees	**$12,769.92**	**$38,679.31**
Purchases	8,345.36	9,202.80
QuickBooks Payments Fees	2,641.61	11,683.73
R & D Expense	13,888.36	43,366.13
Relocation Expense	131.71	3,955.64
Rent	62,076.27	29,013.43
Repair & Maintenance		**$293.49**
Shop Supplies	**$1,596.07**	**$11,106.10**
Subcontracted Services	**$62,576.11**	**$88,033.45**
Taxes & Licenses	**$2,620.00**	**$239.00**
Training Programs & Software		44.99
Travel	**$3,484.30**	**$7,323.70**
Utilities & Telephone	**$4,610.64**	**$4,957.84**
Wages, Taxes, Benefits	**$13,846.16**	**$193,846.24**
Total for Expenses	**$257,727.36**	**$542,868.21**
Net Operating Income	**-$113,254.78**	**-$53,452.26**
Other Income		
Gain on settlement of liabilities	575,532.33	
Gain(Loss) on Sale of Assets		17,800.60
Total for Other Income	**$575,532.33**	**$17,800.60**

xCraft Enterprises, Inc.

Profit and Loss

January-December, 2025

	TOTAL	
	JAN 1 - DEC 31 2025	JAN 1 - DEC 31 2024 (PY)
Other Expenses		
Affiliate Note Forgiveness	68,007.13	
Depreciation & Amortization	**$12,408.08**	**$18,612.12**
Due to Contractor (JD-M1 Adj)	138,461.60	
Other Expenses	**-$2,082.34**	**-$3,305.42**
Total for Other Expenses	**$216,794.47**	**$15,306.70**
Net Other Income	**$358,737.86**	**$2,493.90**
Net Income	**$245,483.08**	**-$50,958.36**

xCraft Enterprises, Inc.

Statement of Cash Flows

January-December, 2025

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	245,483.08
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable (A/P)	-37,463.93
Accounts Receivable (A/R)	45,978.98
Accumulated Amortization	4,260.08
Accumulated Depreciation	8,148.00
AMEX (52003)	527.87
AMEX 2 (91003)	827.52
Capital One	7,075.26
Chase	1,306.61
Citi	452.05
Direct Deposit Payable	0.00
Due To/From Affiliate	2,405.89
Due To/From Affiliate:Wages payable	138,461.60
Idaho Department of Revenue Payable	256.03
Inventory:Parts	-32,168.52
Line of Credit:US Bank	-4,378.51
Out Of Scope Agency Payable	0.00
Payroll Liabilities	0.00
Payroll Liabilities:Federal Taxes (941/944)	-5,106.40
Payroll Liabilities:Federal Unemployment (940)	-203.86
Payroll Liabilities:ID Income Tax	-500.00
Pre-Sale Liabilities:PhoneDrone	-476,402.33
QuickBooks Tax Holding Account	0.00
US Bank Edge	2,375.20
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$344,148.46**
Net cash provided by operating activities	**-$98,665.38**
INVESTING ACTIVITIES	
Note Receivable - Affiliate	68,007.13
Net cash provided by investing activities	**$68,007.13**
FINANCING ACTIVITIES	
Note from Shareholder	10,000.00
Note Payable - US Bank Loan	-7,412.88
SBA Disaster Relief	-6,448.00
Net cash provided by financing activities	**-$3,860.88**
NET CASH INCREASE FOR PERIOD	**-$34,519.13**
Cash at beginning of period	**$30,644.37**
CASH AT END OF PERIOD	**-$3,874.76**

Xcraft Enterprises, Inc.
STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY / (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	Common Stock - Class A		Common Stock Class B	
	Shares	**Amount**	**Shares**	**Amount**
Balance - January 1, 2024	3,526,250	$ 353	1,497,824	$ 151
Common stock issued	-	-	-	-
Common stock issuance cost	-	-	-	-
Net Loss	-	-	-	-
Ending Balance 12/31/2024	3,526,250	353	1,497,824	151
Common stock issued	-	-	-	-
Common stock issuance cost	-	-	-	-
Net Income	-	-	-	-
Ending Balance 12/31/2025	**3,526,250**	**$ 353**	**1,497,824**	**$ 151**
		353		151
		-		-

Additional Paid in Capital	Accumulated Deficit	Total Shareholder Equity / (Deficit)
$ 4,086,660	$ (5,817,050)	$ (1,729,886)
-	-	-
-	-	-
-	(68,759)	(68,759)
4,086,660	(5,885,809)	(1,798,645)
-	-	-
-	-	-
-	245,483	245,483
$ 4,086,660	**$ (5,640,326)**	**$ (1,553,162)**
-	-	-
4,086,660	(5,640,326)	(1,553,162)

xCraft Enterprises, Inc.

Notes to the Financial Statements

For the Year Ended December 31, 2025

Note 1 — Basis of Presentation and Summary of Significant Accounting Policies

These financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles (GAAP). Revenues are recognized when earned and expenses are recognized when incurred, regardless of when cash is received or paid.

The Company's fiscal year ends December 31. The comparative figures presented reflect the year ended December 31, 2024.

Note 2 — Going Concern

As of December 31, 2025, the Company had negative bank balances of approximately ($3,875), total current liabilities of $644,668 substantially exceeding current assets of $35,833, and a stockholders' deficit of ($781,179). These conditions raise substantial doubt about the Company's ability to continue as a going concern.

During 2025, the Company recognized a gain on settlement of liabilities of $575,532, which significantly improved its net income position for the period and reduced total liabilities from approximately $1.25 million to $872,377. Management continues to pursue operational improvements, cost reductions, and additional financing arrangements to support ongoing operations. However, there can be no assurance that these efforts will be successful.

Note 3 — Settlement of Liabilities

During the year ended December 31, 2025, the Company settled certain outstanding liabilities at amounts below their carrying values, resulting in a gain on settlement of liabilities of $575,532. This non-cash gain is reflected in Other Income on the Profit and Loss Statement.

Additionally, the Company recorded an Affiliate Note Forgiveness of $68,007 within Other Expenses, representing the forgiveness of an intercompany note receivable from an affiliated entity, and a Due to Contractor adjustment of $138,462 related to deferred compensation obligations. These items are non-cash in nature and are reflected in the adjustments section of the Statement of Cash Flows.

Note 4 — Pre-Sale Liabilities (PhoneDrone)

Included in Other Current Liabilities is a balance related to pre-sale customer deposits associated with the Company's PhoneDrone product line. As of December 31, 2024, this liability totaled approximately $476,402. During 2025, the full balance was relieved, which is reflected

as part of the gain on settlement of liabilities discussed in Note 3. The Company does not currently anticipate additional obligations arising from this product line.

Note 5 — Related Party Transactions

The Company has on ongoing transactions with affiliated entities and shareholders.

Note 6 — Debt Obligations

Long-term liabilities of $227,708 as of December 31, 2025 consist primarily of the US Bank loan and an SBA Disaster Relief loan. During 2025, the Company made principal payments of approximately $7,413 on the US Bank loan and $6,448 on the SBA loan. The Company remains in active repayment on both obligations.

Credit card balances of $150,910 are classified as current liabilities and represent amounts owed across multiple cards (American Express, Capital One, Chase, and Citi). These balances increased modestly from $138,346 in the prior year.

Note 7 — Fixed Assets and Depreciation

Fixed assets are carried at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets. During 2025, the Company recorded depreciation and amortization of $12,408, compared to $18,612 in 2024. Net fixed assets decreased from $67,773 to $55,365, reflecting the ongoing depreciation of existing assets.

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